

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 25 2009

Washington DC 110



09057152

SEC FILE NUMBER
8-51845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

__9920 Corporate Campus Drive, Suite 1000__
(No. and Street)

__Louisville__   __KY__   __40223__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Edward J. O'Brien, IV CFO/FinOp__   __(502) 523-4956__
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__BDO Seidman, LLP__
(Name – *if individual, state last, first, middle name*)

__100 Park Avenue, 9th Floor__   __New York__   __NY__   __10017__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Edward J. O'Brien, IV__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Jefferson National Securities Corporation__ , as of __December 31__ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

[signature]
Signature

CFO / F~Op

Title

[signature]

Notary Public **Notary Public, State at Large, KY**
My commission expires Apr. 19, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Registered Public Accountants' Report

Board of Directors
Jefferson National Securities Corporation

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the "Company") (a wholly-owned subsidiary of Jefferson National Financial Corp.) as of December 31, 2008 that you are filing pursuant of Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson National Securities Corporation at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 12, 2009

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 96,853
Prepaid expenses	1,860
	$ 98,713
Stockholder's Equity	
Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	$ 1
Additional paid-in capital	272,287
Accumulated deficit	(173,575)
	$ 98,713

See accompanying notes to statement of financial condition.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Notes to Statement of Financial Condition

1.	**Nature of Business and Basis of Accounting**	Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL"). As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that JNL will pay all commissions associated with the issuance of variable contracts through the Company and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (See Note 2 – Summary of Significant Accounting Policies - Revenue).
		The Company's sole source of revenue are the Paymaster and Distribution agreements with JNL.
2.	**Summary of Significant Accounting Policies**	*Cash and Cash Equivalents*
		Cash and cash equivalents consist of cash deposited in noninterest bearing accounts.
		Prepaid Expenses
		Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Notes to Statement of Financial Condition

Income Taxes

The Company files a consolidated Federal income tax return with certain affiliates. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue

The Company provided services to JNL during 2008 (See Note 5 - Related Party Transactions). As noted above, the Company earns service fee revenue directly related to commissions paid on behalf of JNL. Additionally, the Company may, from time to time, incur allocated overhead costs from JNF. These costs are charged to the Company through JNL and are included in the service fees charged to JNL under the Distribution Agreement (see Note 1 - Nature of Business and Basis of Accounting).

The Company's cash accounts are noninterest bearing; therefore, there was no investment income for the year ended December 31, 2008.

New Accounting Pronouncements

In 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides an option to elect fair value as an alternative measurement for selected financial assets and liabilities not previously recorded at fair value. The Company adopted SFAS No. 159 as of January 1, 2008, and did not elect fair value accounting for any assets or liabilities that were not currently measured at fair value. The adoption did not have an impact on the financial statements.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Notes to Statement of Financial Condition

In 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 establishes a three-level hierarchy for fair value measurements based on transparency of valuation inputs as of the measurement date. The hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company adopted SFAS No. 157 as of January 1, 2008. The adoption did not have an impact on the financial statements.

Use of Estimates

Preparation of the statement of financial condition in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those reported.

3. Income Taxes

The Company's Federal income tax return is consolidated with JNF, JNF Advisors and JNL. The method of allocation among the companies is based upon separate return calculations with current credit for losses. The legal reorganization, as discussed in Note 1, did not have a material impact on income taxes.

The Company did not have any current Federal income tax (benefits) expense.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Notes to Statement of Financial Condition

The components of gross deferred tax assets and liabilities and the related valuation allowance as of December 31, 2008 are as follows:

December 31, 2008	
Deferred tax assets:	
Net operating loss carryforwards	$184,075
Deferred tax liabilities	-
Net deferred tax asset	184,075
Valuation allowance for deferred tax asset	184,075
Deferred tax assets, net of allowance	$ -

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. The Company has recorded a full valuation allowance against the full value of its net deferred tax asset at December 31, 2008, since the Company does not anticipate generating any future income.

At December 31, 2008, the Company had tax net operating losses of $525,929 that begin to expire in 2019. The use of $277,661 of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. The Company did not have any capital loss carry forwards at December 31, 2008.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Notes to Statement of Financial Condition

4. **Commitments, Contingencies and Concentrations of Credit Risk**

At December 31, 2008, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $100,000. It is unlikely the Company will have balances in excess of FDIC limits.

As described in Notes 1 and 5, JNL is the sole source of the Company's revenue.

5. **Related Party Transactions**

JNF provides administrative services to the Company and the Company provides broker-dealer services to JNL. For the year ended December 31, 2008, all services and expenses were reimbursed to the Company by JNL (see Note 1 – Nature of Business and Basis of Accounting).

At December 31, 2008, $-0- was due to JNF for general expenses.

6. **Net Capital Requirements**

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2008, the Company had net capital of $96,853, which was in excess of required net capital.

JNF will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

The Company's ratio of aggregate indebtedness to regulatory net capital was $-0- at December 31, 2008.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)
(SEC I.D. No. 8-51845)

Statement of Financial Condition
December 31, 2008



BDO Seidman, LLP
Accountants and Consultants

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)
(SEC I.D. No. 8-51845)

Statement of Financial Condition
December 31, 2008

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.)

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